UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated September 22, 2008, announcing that the Company’s 2008 Annual General Meeting was duly held on September 19, 2008, in Hamilton, Bermuda.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File no. 333-150125) which was filed with the Securities and Exchange Commission on April 7, 2008, with an effective date of April 15, 2008.

Exhibit 1

SFL – 2008 Annual General Meeting

Ship Finance International Limited (“Ship Finance” or the “Company”) advises that the 2008 Annual General Meeting of the Company was held on September 19, 2008 at 12:00 noon at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda.  The following resolutions were passed:

1)	To re-elect Tor Olav Trøim as a Director of the Company.

2)	To re-elect Paul Leand Jr. as a Director of the Company.

3)	To re-elect Kate Blankenship as a Director of the Company.

4)	To re-elect Craig H. Stevenson, Jr., as a Director of the Company.

5)	To elect Hans Petter Aas as a Director of the Company to fill one of the casual vacancies existing on the Board.

6)	To appoint Moore Stephens, P.C. as auditors and to authorize the Directors to determine their remuneration.

7)	That the remuneration payable to the Company’s Board of Directors of a total amount of fees not to exceed US$700,000 be approved for the year ended December 31, 2008.

In addition, the audited consolidated financial statements for Ship Finance International Limited for the year ended December 31, 2007 were presented to the Meeting.

Hamilton, Bermuda
September 22, 2008

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, the Company has a fleet of 73 vessels and rigs, including 33 crude oil tankers (VLCC and Suezmax), 2 chemical tankers, 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 6 offshore supply vessels and 3 seismic vessels, 2 jack-up drilling rigs and 3 ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: September 22, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 920754